Filed Pursuant to Rule 424(b)(2)

Registration No. 333-216286

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying underlying supplements, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated November 30, 2018

Pricing Supplement dated               , 2018

(To Equity Index Underlying Supplement dated November 6, 2018, ETF Underlying Supplement dated November 15, 2018, Prospectus Supplement dated November 6, 2018, and Prospectus dated March 28, 2017)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$               Buffered Notes Linked to a Basket Consisting of the S&P 500® Index and the Invesco QQQ Trust™, Series 1 due December 29, 2023

•                  The Buffered Notes (the “notes”) provide a 1-to-1 upside exposure to any increases in an equally weighted basket consisting of the S&P 500® Index and the Invesco QQQ Trust™, Series 1 (the “Reference Asset”). If the value of the Reference Asset decreases, investors will be subject to 1-to-1 downside exposure to any decrease in the value of the Reference Asset beyond a decline of [19.50% to 20.50%] (to be determined on the Trade Date), with a significant portion of the principal at risk.

•                  The notes do not pay interest.

•                  The notes will not be listed on any securities exchange.

•                  The notes will be issued in minimum denomination of $1,000 and integral multiples of $1,000.

The notes are unsecured obligations of the Bank and any payment on the notes is subject to the credit risk of the Bank. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable notes (as defined on page S-2 of the prospectus supplement).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying underlying supplements, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Additional Risk Factors” beginning on page PS-7 of this pricing supplement, and “Risk Factors” beginning on page S-1 of the accompanying index underlying supplement, page S-1 of the accompanying ETF underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

	Price to Public (Initial Issue Price)(1)	Agent’s Commission(1)(2)	Proceeds to Issuer
Per Note	$1,000	Up to $30	At least $970
Total	$	$	$

(1)         Because certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their commissions or selling concessions, the public offering price for investors purchasing the notes in these accounts may be between $970 and $1,000 per note.

(2)         CIBC World Markets Corp. (“CIBCWM”) will receive commissions from the Issuer of up to 3.00% of the principal amount of the notes, or up to $30.00 per $1,000 principal amount. CIBCWM will use these commissions to pay variable selling concessions or fees (including custodial or clearing fees) to other dealers. The actual commission received by CIBCWM will be equal to the selling concession paid to such dealers.

The initial estimated value of the notes on the Trade Date as determined by the Bank is expected to be between $934.30 and $954.30 per $1,000 principal amount of the notes, which is expected to be less than the price to public. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about   , 2018 against payment in immediately available funds.

CIBC World Markets

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated March 28, 2017 (the “prospectus”), the prospectus supplement dated November 6, 2018 (the “prospectus supplement”), the Equity Index Underlying Supplement dated November 6, 2018 (the “index underlying supplement”) and the ETF Underlying Supplement dated November 15, 2018 (the “ETF underlying supplement,” and together with the index underlying supplement, the “underlying supplements”).  Information in this pricing supplement supersedes information in the underlying supplements, the prospectus supplement and the prospectus to the extent it is different from that information. Certain capitalized terms used but not defined herein have the meanings set forth in the underlying supplements, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplements, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplements, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. We, CIBCWM and our other affiliates have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We and CIBCWM are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplements, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplements, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us or CIBCWM, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the underlying supplements, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•                  Index underlying supplement dated November 6, 2018:https://www.sec.gov/Archives/edgar/data/1045520/000110465918066561/a18-39408_13424b2.htm

•                  ETF underlying supplement dated November 15, 2018:https://www.sec.gov/Archives/edgar/data/1045520/000110465918068970/a18-39408_20424b2.htm

•                  Prospectus supplement dated November 6, 2018 and prospectus dated March 28, 2017: https://www.sec.gov/Archives/edgar/data/1045520/000110465918066166/a18-37094_1424b2.htm

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplements, the prospectus supplement and the prospectus. See “Additional Terms of the Notes” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce

Reference Asset:

An equally weighted basket consisting of the S&P 500® Index (Bloomberg ticker “SPX <Index>”) (the “SPX”) and the Invesco QQQ Trust™, Series 1 (Bloomberg ticker “QQQ UN <Equity>”) (the “QQQ”) (each a “Basket Component”, and collectively, the “Basket Components”).

Principal Amount:	$1,000 per note

Aggregate Principal Amount:	$

Term:	Approximately 5 years

Trade Date:	Expected to be December 26, 2018

Original Issue Date:	Expected to be December 31, 2018 (to be determined on the Trade Date and expected to be the third scheduled Business Day after the Trade Date)

Final Valuation Date:

Expected to be December 21, 2023, subject to postponement as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Indices” in the index underlying supplement and “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Funds” in the ETF underlying supplement.

Maturity Date:

Expected to be December 29, 2023, subject to postponement as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Indices” in the index underlying supplement and “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Funds” in the ETF underlying supplement.

Payment at Maturity:

For each $1,000 in principal amount of the notes, the Payment at Maturity will be a cash amount equal to:

•                  If the Final Value is greater than the Initial Value:

$1,000 + ($1,000 × Percentage Change × Upside Participation Rate)

•                  If the Final Value is equal to or less than the Initial Value but greater than or equal to the Buffer Value:

$1,000

•                  If the Final Value is less than the Buffer Value:

$1,000 + [$1,000 × (Percentage Change + Buffer Amount)]

If the Final Value is less than the Buffer Value, you will lose 1% of the principal amount for each 1% decrease in the value of the Reference Asset by more than the Buffer Amount. Accordingly, you may lose some or a significant portion of the principal amount.

Upside Participation Rate:	100%

Buffer Amount:	[19.50% to 20.50%] (to be determined on the Trade Date)

Buffer Value:	[79.50% to 80.50%] of the Initial Value (to be determined on the Trade Date)

Initial Value:	Set to 100 on the Trade Date.

Final Value:	100 × (1 + Percentage Change)

Percentage Change:	The sum of the products of the Component Return for each Basket Component multiplied by its Component Weighting.

Component Weighting:	50.00% for each Basket Component

Component Return:	With respect to each Basket Component, Final Component Value – Initial Component Value. Initial Component Value

Initial Component Value:

With respect to each Basket Component, its Closing Level or Closing Price, as applicable, on the Trade Date. The Initial Component Value of the QQQ will be subject to adjustment by the calculation agent as described under “Certain Terms of the Notes—Anti-Dilution Adjustments” in the accompanying ETF underlying supplement.

Final Component Value:	With respect to each Basket Component, its Closing Level or Closing Price, as applicable, on the Final Valuation Date.

Calculation Agent:	Canadian Imperial Bank of Commerce.

CUSIP/ISIN:	CUSIP: 13605WNP2 / ISIN: US13605WNP22

Fees and Expenses:

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes.

The Trade Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

HYPOTHETICAL PAYMENT AT MATURITY

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Value of the Reference Asset relative to the Initial Value. We cannot predict the value of the Reference Asset or the level or price of any Basket Component at any time during the term of the notes, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or return on the notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the notes for a hypothetical range of Percentage Changes of the Reference Asset from -100% to +100%. The following results are based solely on the assumptions outlined below.  The “Hypothetical Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount to $1,000. The potential returns described here assume that the notes are held to maturity. The following table and examples assume the following:

Principal Amount:	$1,000

Upside Participation Rate:	100%

Initial Value:	100

Hypothetical Buffer Amount:	20.00% (the midpoint of the Buffer Amount range of [19.50% to 20.50%], to be determined on the Trade Date).

Hypothetical Buffer Value:	80 (the midpoint of the Buffer Value range of [79.50% to 80.50%] of the Initial Value, to be determined on the Trade Date)

Hypothetical Final Value of the Reference Asset	Hypothetical Percentage Change of the Reference Asset	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
200.00	100.00%	$2,000.00	100.00%
175.00	75.00%	$1,750.00	75.00%
150.00	50.00%	$1,500.00	50.00%
125.00	25.00%	$1,250.00	25.00%
110.00	10.00%	$1,100.00	10.00%
105.00	5.00%	$1,050.00	5.00%
100.00(1)	0.00%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
80.00(2)	-20.00%	$1,000.00	0.00%
70.00	-30.00%	$900.00	-10.00%
60.00	-40.00%	$800.00	-20.00%
50.00	-50.00%	$700.00	-30.00%
25.00	-75.00%	$450.00	-55.00%
0.00	-100.00%	$200.00	-80.00%

(1)                                 The Initial Value will be set to 100.00 on the Trade Date.

(2)                                 This is the hypothetical Buffer Value.

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the notes.

Example 1: The Percentage Change of the Reference Asset Is 5.00%.

Because the Percentage Change is greater than zero, the Payment at Maturity would be $1,050.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × Percentage Change × Upside Participation Rate)

= $1,000 + ($1,000 × 5.00% × 100%)

= $1,050.00

Example 1 shows that the notes provide a 1-to-1 positive return if the Percentage Change is greater than zero.

Example 2: The Percentage Change of the Reference Asset Is -5.00%.

Because the Final Value is less than the Initial Value but greater than the Buffer Value, the Payment at Maturity would be $1,000.00 per $1,000 principal amount.

Example 2 shows that the Payment at Maturity will equal the principal amount if the Final Value is at or above the Buffer Value, although the value of the Reference Asset has decreased.

Example 3: The Percentage Change of the Reference Asset Is -75.00%.

Because the Final Value is less than the Buffer Value, the Payment at Maturity would be $450.00 per $1,000 principal amount, calculated as follows:

$1,000 + [$1,000 × (Percentage Change + Buffer Amount)]

= $1,000 + [$1,000 × (-75.00% + 20.00%)]

= $450.00

Example 3 shows that you are exposed on a 1-to-1 basis to any decrease in the value of the Reference Asset by more than the Buffer Amount. You may lose some or a significant portion of the principal amount.

INVESTOR SUITABILITY

The notes may be suitable for you if:

•                  You believe that the value of the Reference Asset will increase from the Initial Value to the Final Value.

•                  You are willing to make an investment that is exposed to the negative performance of the Reference Asset on a 1-to-1 basis for each percentage point that the Final Value is less than the Buffer Value.

•                  You do not seek current income over the term of the notes.

•                  You are willing to forgo dividends or other distributions paid on the securities included in or held by the Basket Components.

•                  You are willing to hold the notes to maturity and you do not seek an investment for which there will be an active secondary market.

•                  You are willing to assume the credit risk of the Bank for any payment under the notes.

The notes may not be suitable for you if:

•                  You believe that the value of the Reference Asset will decrease from the Initial Value to the Final Value or that it will not increase sufficiently to provide you with your desired return.

•                  You are unwilling to make an investment that is exposed to the negative performance of the Reference Asset on a 1-to-1 basis for each percentage point that the Final Value is less than the Buffer Value.

•                  You seek full payment of the principal amount of the notes at maturity.

•                  You seek current income over the term of the notes.

•                  You want to receive dividends or other distributions paid on the securities included in or held by the Basket Components.

•                  You are unable or unwilling to hold the notes to maturity or you seek an investment for which there will be an active secondary market.

•                  You are not willing to assume the credit risk of the Bank for any payment under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to the notes.

ADDITIONAL RISK FACTORS

An investment in the notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying index underlying supplement, page S-1 of the accompanying ETF underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplements, the prospectus supplement and the prospectus.

You may lose some or a substantial portion of the principal amount of your notes.

The notes do not guarantee full return of principal. The repayment of any principal on the notes at maturity depends on the Final Value of the Reference Asset. The Bank will only repay you the full principal amount of your notes if the Final Value is equal to or greater than the Buffer Value. If the Final Value is less than the Buffer Value, you will be exposed on a 1-to-1 basis to any decrease in the value of the Reference Asset by more than the Buffer Amount.  You may lose some or a significant portion of your principal amount.

The payment on the notes is not linked to the value of the Reference Asset at any time other than the Final Valuation Date.

The payment on the notes will be based on the value of the Reference Asset on the Final Valuation Date. Therefore, if the value of the Reference Asset declined substantially as of the Final Valuation Date compared to the Initial Value, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the value of the Reference Asset on a date other than the Final Valuation Date. Although the actual value of the Reference Asset at other times during the term of the notes may be higher than its value on the Final Valuation Date, the payment on the notes will not benefit from the value of the Reference Asset at any time other than the Final Valuation Date.

Payment on the notes is subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. See “Description of the Notes We May Offer—Events of Default” in the accompanying prospectus supplement.

The Bank’s initial estimated value of the notes will be lower than the initial issue price (price to public) of the notes.

The initial issue price of the notes will exceed the Bank’s initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates.

The Bank’s initial estimated value of the notes is only an estimate, which will be determined by reference to the Bank’s internal pricing models when the terms of the notes are set. This estimated value will be based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the value of the Reference Asset, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which the agent or any other party would be willing to buy the notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which the agent or any other party would be willing to buy the notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt.

The internal funding rate to be used in the determination of the Bank’s initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to use the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes would have an adverse effect on the economic terms of the notes, the initial estimated value of the notes on the Trade Date, and any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

Certain business, trading and hedging activities of us, the agent, and our other affiliates may create conflicts with your interests and could potentially adversely affect the value of the notes.

We, the agent, and our other affiliates may engage in trading and other business activities related to the Basket Components or any securities included in or held by the Basket Components that are not for your account or on your behalf. We, the agent, and our other affiliates also may issue or underwrite other financial instruments with returns based upon the Basket Components or the Reference Asset. These activities may present a conflict of interest between your interest in the notes and the interests that we, the agent, and our other affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the level or price of a Basket Component and consequently, the value of the Reference Asset or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Moreover, we and our affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and making the assumptions and inputs used to determine the pricing of the notes and the initial estimated value of the notes when the terms of the notes are set. We expect to hedge our obligations under the notes through the agent, one of our other affiliates, and/or another unaffiliated counterparty. Any of these hedging activities may adversely affect the value of the Reference Asset and therefore the market value of the notes and the amount you will receive, if any, on the notes. In connection with such activities, the economic interests of us, the agent, and our other affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, the agent, or one or more of our other affiliates will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agent, and our other affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, the agent, and our other affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There are potential conflicts of interest between you and the calculation agent.

The calculation agent will determine, among other things, the amount of payment on the notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine whether a Market Disruption Event has occurred with respect to a Basket Component and determine its Final Component Value if the Final Valuation Date with respect to that Basket Component is postponed to the last possible day, and make certain anti-dilution adjustments with respect to the QQQ if certain corporate events occur. See “Certain Terms of the Notes—Valuation Dates” in the underlying supplements and “—Anti-Dilution Adjustments” in the ETF underlying supplement. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the calculation agent, potential conflicts of interest could arise. Neither we nor any of our affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

The notes will not be listed on any securities exchange or any inter-dealer quotation system, and there may be no secondary market for the notes.

The notes are most suitable for purchasing and holding to maturity. The notes will be new securities for which there is no trading market. The notes will not be listed on any securities exchange or any inter-dealer quotation system. We cannot assure you as to whether there will be a trading or secondary market for the notes or, if there were to be such a trading or secondary market, that it would be liquid.

Under ordinary market conditions, CIBCWM or any of our other affiliates may (but are not obligated to) make a secondary market for the notes. However, they may cease doing so at any time. Because we do not expect other broker-dealers to participate in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which CIBCWM or any of our other affiliates are willing to transact. If none of CIBCWM or any of our other affiliates makes a market for the notes, there will not be a secondary market for the notes. Accordingly, we cannot assure you as to the development or liquidity of any secondary market for the notes. If a secondary market in the notes is not developed or maintained, you may not be able to sell your notes easily or at prices that will provide you with a yield comparable to that of similar securities that have a liquid secondary market.

The tax treatment of the notes is uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “Summary of U.S. Federal Income Tax Consequences” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Certain U.S. Federal Income Tax Consequences” in the underlying supplements and “Material Income Tax Consequences—Canadian Taxation” in the prospectus.

INFORMATION REGARDING THE REFERENCE ASSET

The S&P 500® Index

The SPX is calculated, maintained and published by S&P Dow Jones Indices LLC (the “index sponsor”). The SPX consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. The top 5 industry groups by market capitalization as of October 31, 2018 were: Information Technology, Health Care, Financials,  Communication Services and Consumer Discretionary. See “Index Descriptions—The S&P 500® Index” beginning on page S-44 of the accompanying index underlying supplement for additional information about the SPX.

In addition, information about the SPX may be obtained from other sources including, but not limited to, the index sponsor’s website (including information regarding the SPX’s sector weightings). We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor the agent makes any representation that such publicly available information regarding the SPX is accurate or complete.

Historical Performance of the SPX

The following graph sets forth daily Closing Levels of the SPX for the period from January 1, 2013 to November 27, 2018. We obtained the Closing Levels below from Bloomberg Professional® Service (“Bloomberg”) without independent verification. The historical performance of the SPX should not be taken as an indication of its future performance, and no assurances can be given as to the level of the SPX at any time during the term of the notes, including the Final Valuation Date.

The Invesco QQQ Trust™, Series 1

The QQQ, formerly known as the PowerShares QQQ Trust™, Series 1, is an exchange-traded fund based on the Nasdaq-100 Index®. The QQQ will, under most circumstances, consist of all of stocks in the Nasdaq-100 Index®. The Nasdaq-100 Index® includes 100 of the largest domestic and international nonfinancial companies listed on the Nasdaq Stock Market based on market capitalization. The QQQ trades on The Nasdaq Stock Market, Inc. under the ticker symbol “QQQ.”

Information filed by the QQQ with the SEC pursuant to the Securities Exchange Act of 1934 and the Investment Company Act can be located by reference to the SEC file numbers 333-61001 and 811-08947, respectively on the SEC’s website at http://www.sec.gov. Neither we nor the agent makes any representation that such publicly available information regarding the QQQ is accurate or complete.

See “Reference Sponsors and Fund Descriptions—The PowerShares QQQ Trust™, Series 1” beginning on page S-29 of the accompanying ETF underlying supplement for additional information about the QQQ.

Historical Performance of the QQQ

The following graph sets forth daily Closing Prices of the QQQ for the period from January 1, 2013 to November 27, 2018. We obtained the Closing Prices below from Bloomberg without independent verification. The historical performance of the QQQ should not be taken as an indication of its future performance, and no assurances can be given as to the price of the QQQ at any time during the term of the notes, including the Final Valuation Date.

Hypothetical Historical Performance of the Reference Asset

The following graph illustrates the hypothetical daily performance of the Reference Asset from January 1, 2013 through November 27, 2018 based on the information from Bloomberg, if the value of the Reference Asset was made to equal 100 on January 1, 2013. The hypothetical performance reflects the performance that the Reference Asset would have exhibited based on (i) the actual historical performance of the Basket Components and (ii) the assumption that no adjustment to the Closing Level or Closing Price occurred from January 1, 2013 through November 27, 2018 for any Basket Component.  Neither the hypothetical historical performance of the Reference Asset nor the actual historical performance of the Basket Components should be taken as indications of future performance. No assurances can be given as to the value of the Reference Asset at any time during the term of the notes, including the Final Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your investment.

SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a brief summary of the material U.S. federal income consequences relating to an investment in the notes.  The following summary is not complete and is both qualified and supplemented by, or in some cases supplements, the discussion set forth in “Certain U.S. Federal Income Tax Consequences” of the underlying supplements, which you should carefully review prior to investing in the notes.

The U.S. federal income tax consequences of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid cash-settled derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If your notes are so treated, you should generally recognize capital gain or loss upon the sale, exchange, redemption or payment on maturity in an amount equal to the difference between the amount you receive at such time and the amount that you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year.

The characterization described above is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. Thus, it is possible that the IRS would seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying underlying supplements. For a more detailed discussion of certain alternative characterizations with respect to your notes and certain other considerations with respect to your investment in the notes, you should consider the discussion set forth in “Certain U.S. Federal Income Tax Consequences” of the underlying supplements. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

Regarding the discussion in the underlying supplements with respect to a dividend equivalent payment made with respect to a U.S. stock or equity-linked debt instrument under the section entitled Tax Consequences to Non-U.S. Holders, the IRS has issued a Notice that excludes financial products issued prior to 2021 that are not “delta-one” with respect to underlying securities that could pay withholdable dividend equivalent payments.  Even if the notes should be treated as equity-linked instruments, since the notes should be considered to reference an index that should be treated as a qualified index and an ETF that references an index that should be treated as a qualified index, the notes should be exempt from the withholding tax rules specified for dividend equivalents.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the notes; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the notes, and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Pursuant to the terms of a distribution agreement, CIBCWM will purchase the notes from the Bank for distribution to other affiliated or unaffiliated dealers.

The notes sold by CIBCWM to the public will initially be offered at the price to public set forth on the cover page of this pricing supplement. CIBCWM intends to purchase each of the notes from the Bank at a purchase price equal to the price to public net of a commission of up to 3.00% of the principal amount of such notes. Any notes sold by CIBCWM to securities dealers may be sold at an agreed discount to the price to public. The price to public for notes purchased by certain fee-based advisory accounts may vary between 97.00% and 100% of the principal amount of the notes. Any sale of a note to a fee-based advisory account at a price to public below 100% of the principal amount will reduce the agent’s commission specified on the cover page of this pricing supplement with respect to such note. The price to public paid by any fee-based advisory account will be reduced by the amount of any fees assessed by the dealers involved in the sale of the notes to such advisory account but not by more than 3.00% of the principal amount of the notes. If all of the offered notes are not sold at the price to public, CIBCWM may change the offering price and other selling terms. In addition to offers and sales at the price to public, CIBCWM may offer the notes from time to time for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

We expect to deliver the notes against payment therefor in New York, New York on a date that is more than two Business Days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two Business Days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Bank owns, directly or indirectly, all of the outstanding equity securities of CIBCWM.  In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

The Bank may use this pricing supplement in the initial sale of the notes.  In addition, CIBCWM or another of the Bank’s affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless CIBCWM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by CIBCWM in a market-making transaction.

While CIBCWM may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Original Issue Date.

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s initial estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s initial estimated value does not represent a minimum price at which CIBCWM or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the notes will be determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates” in this pricing supplement.

The Bank’s initial estimated value of the notes will be lower than the initial issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the initial issue price of the notes. These costs include the selling commissions paid to the Bank and other affiliated or unaffiliated dealers, the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors—The Bank’s initial estimated value of the notes will be lower than the initial issue price (price to public) of the notes” in this pricing supplement.